Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

September 22, 2010

THE BASICS OF VIX FUTURE ETNs

About iPath® VIX Futures Exchange Traded Notes:VXX and VX2

Since their introduction in early 2009, the iPath VIX Futures Exchange Traded Notes, VXX and VXZ, have gained prominence as vehicles to access US equity market volatility and have made this previously difficult to implement exposure available to investors in one trade.

The following will provide information on the VIX Index as a measure of US equity market volatility, methodologies and profiles of the Standard & Poor’s VIX Futures Indexes designed to reflect VIX Index futures returns, and ways investors may use the iPath VXX and VXZ ETNs to express their views on US equity market volatility.

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Investment thesis: Access to volatility Platform: iPath ETNs overview

Volatility has historically demonstrated a negative correlation iPath ETNs seek to deliver hard-to-access or innovative to the performance of US equity markets in periods of market market exposures in a convenient and operationally weakness. The iPath VIX Futures ETNs (VXX and VXZ): efficient format. Seek to provide investors with efficient access to volatility Daily liquidity is supported by a holder daily redemption in the US equity markets. right whereby Barclays Bank PLC, as issuer, will redeem May potentially be a suitable component of a balanced the iPath ETNs at the holder’s election (subject to the portfolio, for use in short-term risk mitigation or as an procedures described in the relevant prospectus), and investment based on an expected decline in the US intraday execution of trades for the iPath ETNs may be equity markets. supported by dedicated market makers on the NYSE

Arca Exchange.

Investment instrument: iPath VIX Futures ETNs

iPath ETNs have over $7 billion in assets under management

® TM and include exposures across commodities, equities, fixed iPath S&P 500 VIX Short-Term Futures ETN (VXX) and

® TM income, foreign exchange, alternative investments and iPath S&P 500 VIX Mid-Term Futures ETN (VXZ) are investment strategies.1 linked to the performance of the S&P 500 VIX Short-Term FuturesTM Index Total Return and S&P 500 VIX Mid-Term FuturesTM Index Total Return (the “Indexes”). The Indexes are designed to provide access to equity market volatility through the CBOE Volatility Index® (“VIX Index”) futures. Each Index is intended to reflect the returns potentially available through an unleveraged position in the futures contract or contracts on the VIX Index, plus the rate of interest that could be earned on reinvestment into the Index of the return on the notional value of the relevant Index based on the 3-month US Treasury rate. Returns on the ETNs will be based on the performance of the Index to which each series of ETNs is linked, less an investor fee (and, in the case of early redemption, a redemption charge).

1. Source: Barclays Capital, as of 8/16/10.

The Basics of VIX Futures ETNs 3

Volatility exposure

THE VIX INDEX The VIX Index is designed to measure the market’s expectations of volatility in large cap US stocks over the next 30-day period. The VIX Index is calculated from the prices of a weighted blend of call and put options on the S&P 500® Index. The VIX Index is not an investable index itself. The VIX Index is published by the Chicago Board of Options Exchange (CBOE), and the daily levels of the VIX Index have been calculated from January 1, 1990, onwards. The VIX Index historically tends to increase during periods of equity market decline and to decrease during periods of equity market growth (i.e., it tends to be negatively correlated to the performance of US equity markets). An example of negative correlation can be seen by averaging the movement in the VIX Index on days of decline in the S&P 500® Index. Such movement is shown in Figure 1 based on five different degrees of loss in the S&P 500® Index.2

FIGURE 1

Non-investable VIX Index: Negative correlation during bear market days

20%

INDEX 17.21%

VIX 16% 14.88%

THE 12% 10.33%

IN

8% 6.86%

INCREASE 4%

1.05%

0%

AVERAGE 0% to 1% 1% to 2% 2% to 3% 3% to 4% Greater than

loss loss loss loss 4% loss

DOWN DAYS IN THE S&P 500® INDEX

Sources: Bloomberg, Barclays Capital Analysis; 1/90–4/10.

Past performance does not guarantee future results.

2. Sources: Bloomberg, Barclays Capital.

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## VIX FUTURES AND THE S&P VIX FUTURES INDEXES

- In response to investor demand for tradable products, futures on the VIX Index were listed on the CBOE Futures Exchange in late March 2004.
- Standard & Poor's developed two benchmark futures indexes, the S&P 500 VIX Short-Term Futures™ Index Total Return and the S&P 500 VIX Mid-Term Futures™ Index Total Return, reflecting the returns of rolling futures positions in the VIX Index. These two Indexes form the underlying reference for the VXX ETNs and VXZ ETNs.

## UNDERLYING EXPOSURES OF THE S&P VOLATILITY INDEXES

### Basic index structure

- The Indexes are designed to reflect the returns of an unleveraged investment in futures contracts on the VIX Index, as well as the interest return on a hypothetical, fully collateralized position in such futures at the 3-month US Treasury bill rate (Figure 2).
- Interest accrued at the 3-month US Treasury bill rate and returns on the futures positions on the VIX Index are reinvested into the Index on a daily basis.

**FIGURE 2**
Index return components


US 3-Month Treasury Return 100%
+
VIX Futures Return 100%
Short-term deposit
Collateralized futures

### Futures maturities and roll mechanism

- The S&P 500 VIX Short-Term Futures™ Index Total Return offers exposure to a daily rolling long position in the first and second month VIX futures contracts. On each business day, a fraction of the first month VIX futures holding is sold and an equal notional amount of the second month future is bought, maintaining a constant weighted average maturity of one month.
- The S&P 500 VIX Mid-Term Futures™ Index Total Return offers exposure to a daily rolling long position in the fourth, fifth, sixth and seventh month VIX futures contracts. On each business day, a fraction of the fourth month VIX futures holding is sold and an equal notional amount of the seventh month future is bought, maintaining a constant weighted average maturity of five months.

## ROLL YIELD AND FUTURES MARKET TERM STRUCTURE

### Roll yield

The Indexes consist of a daily rolling long position in futures contracts on the VIX Index with specified maturities. This rolling process generates a "roll yield"—either positive or negative—that causes indexes linked to futures contracts on the VIX Index to have different returns than the VIX Index itself.

### Futures prices: Contango and backwardation

Prices for futures contracts on the VIX Index reflect market expectations of future volatility, which may be higher or lower than the current (spot) level of the VIX Index.

- If a significant number of market participants expect future volatility to increase, the prices for futures contracts on the VIX Index with longer-dated maturities will generally be higher than the prices for futures contracts with shorter-dated maturities. In such situations, the futures markets are said to be in contango.

The Basics of VIX Futures ETNs 5

- If, conversely, market participants anticipate a reduction in volatility, the prices for futures contracts with longer-dated maturities will be lower than the prices for futures contracts with shorter-dated maturities. In such situations, the futures markets are said to be in backwardation.

**Impact of market expectations on futures prices**

- The market for futures contracts for the VIX Index tends to trade in contango during low volatility periods. As shown in Figure 3a, differences in prices for futures contracts are more significant between futures contracts with shorter-dated maturities than between futures contracts with longer-dated maturities. As such, a rolling position in contracts with shorter-dated maturities during sustained low volatility periods may significantly decline in value over time due to negative roll yield.
- Conversely, during comparatively high volatility periods, the futures contracts for the VIX Index tend to trade in backwardation, and the futures contracts with shorter-dated maturities tend to be priced higher than futures contracts with longer-dated maturities (Figure 3b). As such, a rolling position in futures contracts with shorter-dated maturities in particular may result in positive roll yield, which in turn may generate higher returns for futures positions on the VIX Index.

**FIGURE 3**

Prices for futures contracts on the VIX Index during low volatility and high volatility environments[3]


Figure 3a: Low volatility environment
VIX futures prices June 07–Feb 08
FUTURES PRICE
17
16
15
14
13
12
Jun 07
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Feb 08
Figure 3b: High volatility environment
VIX futures prices Dec 08–Sept 09
FUTURES PRICE
60
55
50
45
40
35
30
Dec 08
Jan 09
Feb 09
Mar 09
Apr 09
May 09
Jun 09
Jul 09
Aug 09
Sep 09

Past perfomance does not guarantee future results.

3. Source: Bloomberg.

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RETURN PROFILE OF THE INDEXES

VolatilityOverofthe shortvolatility.term, market

expectations of volatility can fluctuate significantly. The

VIX Index and the Indexes may potentially show large daily

changes, particularly in times of crisis.

Mean reversion.Unlike other asset classes, there is no

expected long-term overall increase or decrease in the

level of the VIX Index; instead it is expected to ultimately retract from any highs or lows that it may experience.

Return distributions

Equity volatility levels tend to react to market crisis and

stress events by spiking up precipitously. As a result, it

is possible that the levels of the VIX Index or the Indexes

may increase substantially during periods of market

crisis. However, there is no guarantee that any such

increases in the level of the VIX Index or the Indexes

will occur in these circumstances or be sustained in the

medium or long term.

Additionally, any reduction in volatility levels tends to

be gradual and is accompanied by a measured return in

market confidence. As a result, it is possible that the

distribution of returns on an investment in volatility in

the equity markets may demonstrate a positive skew.

A distribution of returns is “positively skewed” when large

increases in returns are recorded, but correspondingly

large decreases in returns are not recorded. An investment

that has a positively skewed return distribution may

nevertheless demonstrate sustained periods of decline

during any period or may experience an overall decline

in value in the long term.

Investor applications

PORTFOLIO USE AS PART OF ANINVESTMENT PROGRAM

A return profile designed to complement the equity component of a portfolio Equity returns tend to have an asymmetric risk profile, and with greater “tail risk” on the downside than on the upside, meaning that the risk of a significant decline in the equity investment tends to be higher than the possibility of a comparable gain on such investment. Conversely, returns on an investment in the volatility of the equity markets may be positively skewed. As such, the possibility of recording a large increase in the level of the Indexes during a market downturn may be higher than the possibility of recording a comparatively large decrease in the level of the Indexes during a market upturn, although the level of the Indexes may nevertheless demonstrate sustained periods of decline during any period or may experience an overall decline in the long term. Combined with the negative correlation between the performance of the S&P 500® Index and the Indexes, investors may be able to achieve an improved distribution of returns on their investments by including equity volatility into a broad equity portfolio.

The Basics of VIX Futures ETNs 7

SHORT-TERM TRADING

Tactical allocations. If investors seek to use allocation strategies that differentiate between low and high volatility environments in building their investment portfolio, investors may be able to enhance returns on their investments.

Short-term tactical allocations may be facilitated by a liquid intraday market. The ETNs are listed on the NYSE Arca exchange, which may facilitate intraday trading. The combined value for traded ETNs between their launch in February 2009 and September 1, 2010, was approximately $100 billion, with average trading volumes currently running at approximately $250 million per day for VXX and $25 million per day for VXZ.4

Daily liquidity is supported by a holder redemption right whereby Barclays Bank PLC, will redeem the ETNs at the holder’s election (subject to a minimum redemption amount of 25,000 and the procedures specified in the relevant prospectus). The ETNs may also be subject to short sales through standard prime brokerage arrangements.

iPATH VOLATILITY s ETN iPath Volatility ETNs are designed to provide investors with access to equity market volatility through a liquid investment, and may be used as short-term tactical vehicles to express views on the direction of volatility or as customizable solutions to manage or hedge risk in a portfolio.

4. Source: Bloomberg, as of 9/1/10.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs. iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors. The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities.

Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of the S&P 500 VIX Short-Term Futures™ Index Total Return and the S&P 500 VIX Mid-Term Futures™ Index Total Return

is subject to risks associated with fluctuations, particularly a decline, in the performance of each index. Because the performance of each index is linked to the CBOE Volatility Index (the “VIX Index”), the performance of each index will depend on many factors including the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of each index. Additional factors that may contribute to fluctuations in the level of each index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500™,” “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and have been licensed for use by Barclays. “VIX®” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”), and has been licensed for use by S&P. The VIX ETNs are not sponsored, endorsed, sold or promoted by Standard & Poor’s or CBOE, and Standard & Poor’s and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs specifically.

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